Exhibit 1

Business / Corporate News

NXP Welcomes Dr. Rick Tsai As Non-Executive Director

Eindhoven, Netherlands, June 27th 2014 – NXP Semiconductors N.V. (NASDAQ: NXPI) announced that Dr. Rick Tsai has been appointed as non-executive director in its Board of Directors, effective July 1, 2014.

As of January 28, 2014, Dr. Tsai is Chairman and Chief Executive Officer of Chunghwa Telecom Co., Ltd., integrated telecom service provider in Taiwan. Prior to joining Chunghwa Telecom, Dr. Tsai served as the Chairman and Chief Executive Officer of TSMC Solar and TSMC Solid State Lighting since 2011. From 2001 to 2011, he held various positions at TSMC, including President and Chief Executive Officer.

“I am excited to be able to welcome Rick Tsai as non-executive director; he adds a wealth of semiconductor industry expertise and experience to our Board of Directors,” said Sir Peter Bonfield, Chairman of the Board of Directors of NXP. “This means that as of July 1, 2014, NXP’s Board of Directors will consist of ten members of which one executive and nine non-executive directors, including two women, and five different nationalities.”

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $4.82 billion in 2013. Find out more at www.nxp.com.

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Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Joon Knapen

pr@nxp.com

+31 619 303 857